

02003421

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/6

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36594 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)



SEC MAIL
PROCESSING
RECEIVED
MAR 01 2002
143
WASH. D.C.
SECTION


## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LARIMER CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 SEVENTEENTH STREET
(No. and Street)

DENVER, COLORADO 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ADAM M. CARMEL 303-573-5511
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

1700 LINCOLN STREET, SUITE 3400, DENVER, COLORADO 80203
(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

I, Adam M. Carmel affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of **Larimer Capital Corporation** as of and for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Adam M. Carmel
Signature

President
Title

Notary Public

This report ** contains (check all that are applicable):

| | | |
|---|---|---|
| X | (a) | Facing page |
| X | (b) | Statement of financial condition |
| X | (c) | Statement of income |
| X | (d) | Statement of cash flows |
| X | (e) | Statement of stockholder's equity |
| | (f) | Statement of changes in liabilities subordinated to claims of general creditors |
| X | (g) | Computation of net capital for brokers and dealers pursuant to Rule 15c3-1 |
| | (h) | Computation for determination of reserve requirements pursuant to Rule 15c3-3 |
| | (i) | Information relating to the possession or control requirements under Rule 15c3-3 |
| | (j) | A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 |
| | (k) | A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A copy of the SIPC supplemental report |
| | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| X | (o) | Independent accountants' report on internal control structure |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Larimer Capital Corporation

Accountants' Report and Financial Statements

December 31, 2001 and 2000

# Larimer Capital Corporation
## December 31, 2001 and 2000

## Contents



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

## Independent Accountants' Report

Board of Directors
Larimer Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Larimer Capital Corporation as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions
for
Success

BKD, LLP

Denver, Colorado
January 22, 2002

# Larimer Capital Corporation

## Statements of Financial Condition

## December 31, 2001 and 2000

## Assets

| | 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents | $ 128,966 | $ 126,160 |
| Due from clearing broker | 21,855 | 46,629 |
| Other receivables | 2,100 | 1,362 |
| Prepaid expenses | 5,955 | 3,614 |
| Furniture and equipment, at cost, net of accumulated depreciation of $39,627 and $33,098 respectively | 4,886 | 9,795 |
| Other assets | 2,228 | 2,228 |
| | $ 165,990 | $ 189,788 |

## Liabilities and Stockholder's Equity

| | 2001 | 2000 |
|---|---|---|
| **Liabilities** | | |
| Commissions payable | $ 9,996 | $ 28,624 |
| Total liabilities | 9,996 | 28,624 |
| **Stockholder's Equity** | | |
| Common stock, no par value; 50,000 shares authorized; one share issued and outstanding | 53,000 | 53,000 |
| Retained earnings | 102,994 | 108,164 |
| Total stockholder's equity | 155,994 | 161,164 |
| | $ 165,990 | $ 189,788 |

# Larimer Capital Corporation

## Statements of Income

## Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Revenues** | | |
| Commissions and fees | $ 576,598 | $ 623,113 |
| Other | 1,632 | 2,375 |
| | 578,230 | 625,488 |
| **Expenses** | | |
| Officer's salary | 140,086 | 131,072 |
| Commissions | 131,007 | 235,391 |
| Office salaries | 55,535 | 47,085 |
| Consulting | 33,900 | 9,250 |
| Retirement plan contributions | 31,884 | 30,002 |
| Travel and entertainment | 27,485 | 25,061 |
| Rent | 22,436 | 22,386 |
| Clearing costs | 21,067 | 36,300 |
| Automobile costs | 12,697 | 11,992 |
| Payroll taxes | 11,586 | 10,644 |
| Accounting and legal | 10,514 | 9,443 |
| Communications | 10,287 | 10,745 |
| Depreciation | 6,530 | 6,530 |
| Regulatory fees | 6,136 | 5,167 |
| Other operating costs | 27,250 | 14,840 |
| | 548,400 | 605,908 |
| **Net Income** | $ 29,830 | $ 19,580 |

# Larimer Capital Corporation
## Statements of Stockholder's Equity
## Years Ended December 31, 2001 and 2000

| | Common Stock, Issued | Retained Earnings | Total |
|---|---|---|---|
| **Balance at January 1, 2000** | $ 53,000 | $ 192,584 | $ 245,584 |
| Distributions | - | (104,000) | (104,000) |
| Net income | - | 19,580 | 19,580 |
| **Balance at December 31, 2000** | $ 53,000 | $ 108,164 | $ 161,164 |
| Distributions | - | (35,000) | (35,000) |
| Net income | - | 29,830 | 29,830 |
| **Balance at December 31, 2001** | $ 53,000 | $ 102,994 | $ 155,994 |

# Larimer Capital Corporation
## Statements of Cash Flows
## Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ 29,830 | $ 19,580 |
| Item not requiring cash | | |
| Depreciation | 6,529 | 6,530 |
| Changes in | | |
| Accounts receivable | 24,036 | 124,520 |
| Prepaid expenses | (2,341) | 633 |
| Commissions payable | (18,628) | (1,373) |
| Accrued retirement plan contribution | - | (16,500) |
| Other accrued liabilities | - | (308) |
| Net cash provided by operating activities | 39,426 | 133,082 |
| **Investing Activities** | | |
| Purchase of equipment | (1,620) | - |
| Net cash used in financing activities | (1,620) | - |
| **Financing Activities** | | |
| Stockholder distribution | (35,000) | (104,000) |
| Net cash used in financing activities | (35,000) | (104,000) |
| **Increase in Cash and Cash Equivalents** | 2,806 | 29,082 |
| **Cash and Cash Equivalents, Beginning of Year** | 126,160 | 97,078 |
| **Cash and Cash Equivalents, End of Year** | $ 128,966 | $ 126,160 |

# Larimer Capital Corporation

## Notes to Financial Statements

## December 31, 2001 and 2000

## Note 1: Organization and Summary of Significant Accounting Policies

### *Nature of Operations*

Larimer Capital Corporation (the Company) is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of financial consulting as a Registered Investment Advisor, traditional securities business and sales of life and disability insurance policies.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, Fiserv Correspondent Services, Inc. (Fiserv), and promptly transmit all customer funds and securities to Fiserv. Fiserv carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### *Revenue Recognition*

Revenues and related expenses are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

### *Furniture and Equipment*

Computer equipment is depreciated over the estimated useful life of each asset. Annual depreciation is primarily computed using accelerated methods.

### *Income Taxes*

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law; therefore, taxable income or loss is reported to the individual stockholder for inclusion in his tax return. No provision for federal or state income taxes is included in these statements.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# Larimer Capital Corporation
## Notes to Financial Statements
## December 31, 2001 and 2000

### *Off-Balance Sheet Risk*

The Company's customer securities transactions are introduced on a fully disclosed basis with Fiserv an unrelated broker dealer. Fiserv carries all the customer accounts of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein Fiserv may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor both credit worthiness of its customers and that customer transactions are executed properly by Fiserv.

### *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, cash equivalents consisted primarily of money market accounts.

## Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 and 2000, the Company had net capital of $141,825 and $145,223, respectively, which was $91,825 and $95,223, respectively, in excess of its required net capital of $50,000. The Company's net capital ratios were .07 to 1.0 and .20 to 1.0 for the years ended December 31, 2001 and 2000, respectively.

## Note 3: Operating Lease

On May 1, 1998, the Company entered into a five-year noncancellable operating lease for its office facilities with an entity that is related to the Company through common ownership. The lease agreement expires on April 30, 2003. Rental expense for the years ending December 31, 2001 and 2000, were $22,436 and $22,386, respectively.

During March 1999, the Company entered into a four-year noncancellable operating lease for an automobile to be used by the stockholder. The lease agreement expires February 2003. Rental expense for the years ending December 31, 2001 and 2000 was $6,735 and $6,742, respectively.

# Larimer Capital Corporation

## Notes to Financial Statements

## December 31, 2001 and 2000

Future minimum lease payments at December 31, 2001, were:

Years ending December 31:

| | | |
|---|---|---|
| 2002 | $ | 28,930 |
| 2003 | | 8,520 |
| | $ | 37,450 |

### Note 4: Profit Sharing Plan

The Company has a discretionary profit sharing plan for all employees of the Company who have attained age 21 and completed one year of service. Participant interests are vested over a period from 2 to 6 years of service. The Company's contribution to the plan was $18,687 and $17,708 for the years ended December 31, 2001 and 2000, respectively.

### Note 5: Money Purchase Plan

The Company had a money purchase pension plan for all employees of the Company who have attained age 21 and completed one year of service. Participant interests are vested over a period from 2 to 6 years of service. The Company's contribution to the plan was $13,197 and $12,294 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 the Company terminated the money purchase pension plan and all assets were transferred to the profit sharing plan.

# Supplementary Information

# Larimer Capital Corporation

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2001

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ | 155,994 |
| Deductions | | |
| Furniture and equipment, net of accumulated depreciation | | 4,886 |
| Prepaid expenses | | 5,955 |
| Other assets | | 1,228 |
| Accounts receivable | | 2,100 |
| **Net Capital** | $ | 141,825 |
| **Aggregate Indebtedness** | | |
| Commissions payable | $ | 9,996 |
| **Total Aggregate Indebtedness** | $ | 9,996 |
| **Computation of Basic Net Capital Requirements** | | |
| Required minimum net capital | $ | 50,000 |
| Net capital in excess of minimum requirements | $ | 91,825 |
| Ratio of aggregate indebtedness to net capital | | .07 to 1 |

There were no variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.

# Independent Accountants' Report on Internal Control



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

# Independent Accountants' Report on the Internal Control Structure

Board of Directors
Larimer Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Larimer Capital Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
January 22, 2002